

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Matthew Mills
President
MED-X, INC.
8236 Remmet Avenue
Canoga Park, California 91304

> **Re: MED-X, INC.**
> **Post-Qualification Amendment No. 5 to Form 1-A**
> **Filed May 16, 2018**
> **File No. 024-10472**

Dear Mr. Mills:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A filed May 16, 2018

Summary of Risk Factors, page 1

1.   Please revise to include a bullet point highlighting the fact that your Chairman, President and COO, Mr. Mills, holds over 64% of your voting power and can control the outcome of any matter put to a shareholder vote.

Principal Shareholders, page 42

2.   Please revise this section to provide Item 12 disclosure with respect to the Series A Preferred Stock.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mark Richardson